Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

November 1, 2022.

Item 3	News Release

The press release attached as Schedule “A” was released on November 1, 2022 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

November 1, 2022.

SCHEDULE “A”

Bitfarms Provides October 2022 Production and
Mining Operations Update

- 486 BTC mined in October and on track to exceed 5,000 BTC mined in 2022 -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (November 1, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for October 2022.

“In October, we progressed on schedule at our Garlock farm and expect to energize the first 6 megawatts (MW) of its planned 18 MW capacity by mid-November with full energization in December,” said Geoff Morphy, President and COO of Bitfarms. “In addition, Phase 3 of The Bunker is ahead of plan for its final 12 MW capacity and is also expected to be completed in December. The activation of these two state-of-the-art farms will achieve our facilities growth and transition goal for Sherbrooke.”

“In the first ten months of 2022, we mined 4,219 BTC, up 53% from 2,750 BTC mined in the first 10 months of 2021,” said Ben Gagnon, Chief Mining Officer of Bitfarms. “With no significant additions to capacity, our October hashrate was consistent with September, and we exited the month at 4.2 exahash/second (EH/s). During October, we mined 486 BTC, averaging 15.7 BTC mined per day, and exited the month at 14.5 BTC mined per day. Overall production was impacted primarily by a 17% increase in network difficulty during the month, negatively impacting US$ per terrahash/second (TH/s). The network hashrate is now responding quickly to changes in mining economics, which is a strong indication that we have found near-term support in Bitcoin mining economics as measured by US$ Revenue per TH/s.”

Key Performance Indicators	Oct. 2022	Sept. 2022	Oct. 2021
Total BTC Mined	486	481	343
Month End Operating Hashrate	4.2	4.2	1.8
BTC/ Avg EH	115	122	199
Operating Capacity (MW)	182	176	82
Hydropower MW	172	166	82
Watts/TH Efficiency	40	40	45
BTC Sold	486	544	8

Morphy added, “While we continue to make progress in Argentina, we are adjusting our December 31, 2022, corporate guidance from 6.0 EH/s to 5.0 EH/s to reflect the impact of the Country’s macroeconomic environment on our ability to import miners.  Argentina is wrestling with high inflation, currency devaluation and a significant debt burden. To alleviate concerns about a drain on the Argentina Central Bank’s foreign currency reserves, trade approval for the importation of most goods, including mining and IT equipment, is being delayed, which has been adversely affecting our ability to bring in the additional 12,000 miners we need to operate the first warehouse at its full capacity of 50 MW. While we believe this restriction is temporary, we can’t project the timing of its resolution and, accordingly, have reduced our 2022 year-end corporate growth target.”

Bitfarms’ private power producer in Rio Cuarto is still awaiting approval of its final operating permit. In the meantime, the farm is drawing power during this start-up and commissioning phase from the provincial electrical utility at a higher cost than the expected contracted cost of power under its executed power purchase agreement (“PPA”).  The Company’s private power producer expects the necessary permit to be forthcoming in the coming weeks and in any case before the end of 2022.   Based on the lower-than-expected power usage in Rio Cuarto, until more miners can be imported and installed, Bitfarms can expect higher costs of production at the facility until such time as the Company draws at least 26 MW.

Select Operating Highlights

•	4.2 EH/s online as of October 31, 2022, up 133% from October 2021 and comparable to September 30, 2022.
•	4.2 EH/s average online for the month of October.
•	115 BTC/ average EH/s for the month of October, down 5.7% from 122 in September 2022.
•	486 new BTC mined during October 2022, up 42% from October 2021 and up 1% from September 2022.
•	15.7 BTC mined daily on average in October, equivalent to about US$321,850 per day and approximately US$10.0 million for the month based on a BTC price of US$20,500 on October 31, 2022.

Mining Operations

•	In Sherbrooke, Québec:
o	The Garlock farm is on track to energize the first 6 MW at the 18,000 square foot expansion by mid-November, with the full 18 MW expected to be online ahead of schedule in December 2022.
o	Phase 3 of The Bunker is progressing ahead of plan with the remaining 12 MW of this farm expected to be online in December.
o	The de la Pointe farm is expected to cease operations later in November, well ahead of schedule.
o	Upon the retirement of the de la Pointe farm, Sherbrooke will consist of three farms in close proximity to each other and scheduled to have 96 MW operational in December.
•	In Rio Cuarto, Argentina:
o	At the first 10-MW module of the first 50-MW warehouse additional miners were installed, bringing the total miners at this module to 2,328.
o	At the first 50-MW warehouse, the infrastructure for the four additional 10-MW modules was completed, with construction of the fifth module slated for completion in November.

Bitfarms’ BTC Monthly Production

Month	BTC Mined 2022	BTC Mined 2021
January	301	199
February	298	178
March	363	221
April	405	232
May	431	262
June	420	265
July	500	391
August	534	354
September	481	305
October	486	343
Total YTD	4,219	2,750

Financial Update

•	Sold 486 BTC during October 2022, generating proceeds of $9.57 million.
•	Continued to deleverage the Company’s balance sheet and reduce interest expense by making principal paydowns in October totaling $3.2 million and paying off our equipment term loan with the highest interest rate.
•	Held 2,064 BTC in custody on October 31, 2022, representing a total value of approximately US$42.30 million based on a BTC price of US$20,500.

Conferences and Events

Bitfarms plans to host or attend the following events in the next month:

•	November 14: Q3 2022 results and conference call
•	November 10: Cantor Fitzgerald Crypto and Disruptive Financing Conference, Miami
•	December 7: Ladenburg Thalmann Second Virtual Crypto Expo 2022

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms has 10 mining facilities in production around the world, which are housed in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding expansion plans, including construction in Argentina and Québec, expectations for monthly growth, targets, and goals for productive capacity and hashrates and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Matt Weaver

+1 339-234-3332

mediarelations@bitfarms.com

Québec Media: Ryan Affaires Publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com